UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 04, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to their Registration Statement on Form F-3 (file no. 333-132936).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse accelerates implementation of strategic plan; substantial reduction of risk and cost base; update on fourth-quarter performance

Zurich, December 4, 2008 Credit Suisse today announced a number of strategic measures to reflect the continuing evolution of the financial markets over the past year.

▪

Continued commitment to integrated business model: investment in growth of Private Banking globally and Swiss businesses; substantial reduction of risk, volatility and costs in Investment Banking through the evolution of the business portfolio; continued focusing and alignment of Asset Management.

▪

Investment Banking will further increase its focus on client and flow trading businesses. It will substantially reduce the scale of its operations in more complex products, including a general reduction in risk capital usage and the exit of certain proprietary and principal trading activities; Investment Banking will remain a valuable contributor to the integrated bank with lower volatility and attractive risk returns.

▪	Credit Suisse has continued to cut risk in Investment Banking significantly:

▪	Underlying one-day value-at-risk (VaR) as of end-November 2008 has been cut by 34% quarter to date and by 60% year to date.
▪

Risk-weighted assets, measured on a consistent methodology basis, have been reduced from USD 236 billion as of end-2007 to USD 193 billion as of 3Q08, and are expected to decline further to USD 170 billion by end-2008 and to USD 135 billion by end-2009, a decline of 43% since the end of 2007.

▪	Planned reduction in headcount of 5,300, primarily in Investment Banking, representing an 11% reduction of the bank’s current overall headcount.

▪	These reductions, together with other cost efficiency measures, will reduce costs by CHF 2 billion, representing 9% of the bank’s reported nine-month annualized 2008 cost base.

▪	Strategic measures outlined today will further reinforce the strong position of Credit Suisse from a risk, cost, capital and earnings perspective as it enters 2009.

Update on 4Q08 performance

▪

Estimated net loss of approximately CHF 3 billion as of end-November 2008, reflecting the impact of adverse market conditions in the quarter and costs associated with the risk reduction program, primarily in Investment Banking; Credit Suisse was modestly profitable in November.

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December 4, 2008 Page 2/5

▪	Good operating performance and solid asset inflows in Private Banking.

▪	Deposit base and funding remain very solid and capital position remains strong; tier 1 ratio is expected to be around 13% as of end-2008.

Update on executive compensation

▪

In light of Credit Suisse’s 2008 performance to date, the Chairman, Group CEO and CEO of the Investment Bank have informed the Board of Directors that it would not be appropriate for them to receive variable compensation for 2008.

Commenting on the steps outlined today, Brady W. Dougan, CEO of Credit Suisse Group, said: “Our strategy remains clear and consistent: we will continue to judiciously invest in the growth of Private Banking globally and our Swiss businesses, reduce volatility and risk, and increase our focus on client and flow trading businesses in Investment Banking. The strategic steps we are outlining today will further reinforce the strong position of Credit Suisse from a risk, cost, capital and earnings perspective. These actions will better position us to weather the continuing challenging market conditions, capture opportunities that arise amid the continuing disruption, and prosper when markets improve. Our approach is firmly rooted in the integrated model, which we believe is the most effective means of delivering best-in-class service to our clients, while realizing enhanced operating efficiencies.”

Key measures to be accelerated

Credit Suisse will continue to judiciously invest in the growth of its Private Banking business globally and its Swiss businesses. In Private Banking, Credit Suisse has made good progress with its international growth strategy and has strengthened its team of professionals this year by hiring 370 relationship managers in Wealth Management, net, as of the end-November 2008, thereby exceeding its target of 330 for 2008. The measures announced today are also designed to further improve the efficiency of the Private Banking business and to position it for further growth in 2009.

In Investment Banking, Credit Suisse is accelerating the implementation of its strategy to reposition the business in light of the changed competitive and market environment. The strategic measures reflect, among other factors, the impact of weaker macroeconomic conditions, continued market volatility and fundamental shifts in client demand away from more complex products towards the greater use of exchange-based and flow trading. This shift towards more liquid products will build upon the momentum that Credit Suisse has already achieved in areas such as algorithmic trading, cash equities, prime services, rates, foreign exchange, high grade credit and strategic advisory businesses. The Investment Banking division will also continue to reduce its origination capacity in complex credit and structured product businesses and cut risk capital usage, including exiting certain proprietary and principal trading operations. The new operating model will reduce earnings volatility, improve capital efficiency and better leverage the strengths of the integrated bank. Risk-weighted assets, measured on a consistent methodology basis, declined from USD 236 billion as of end-2007 to USD 193 billion as of the third quarter of 2008, and are expected to decline to USD 170 billion by end-2008 and to USD 135 billion by end-2009, a 43% reduction since end-2007. Furthermore, as announced in October, Credit Suisse has already reduced its trading risk positions substantially and underlying one-day VaR as of end-November 2008 declined 34% from the third quarter of 2008 and 60% from the fourth quarter of 2007.

Media Release
December 4, 2008 Page 3/5

The cost efficiency initiatives will be implemented across all divisions throughout the bank and will result in a headcount reduction of 5,300, an 11% reduction of the bank’s workforce. These reductions, the vast majority of which will have taken place by the end of the first half of 2009, will be primarily in Investment Banking and in related support areas. Together with additional reductions in compensation and non-compensation costs, these measures will reduce costs by CHF 2 billion, representing 9% of the bank’s reported nine-month annualized 2008 cost base. Costs associated with the strategic measures will amount to approximately CHF 900 million and the majority will be taken in the fourth quarter. These costs are not reflected in the estimated quarter-to-date result as of end-November.

Update on Credit Suisse’s fourth-quarter 2008 performance

Based on preliminary information on its operating performance, Credit Suisse estimates that it had a net loss of approximately CHF 3 billion in the fourth quarter as of end-November. Investment Banking had a significant pre-tax loss, reflecting the challenging conditions in the financial markets in the quarter and costs associated with risk reduction. Credit Suisse had a modest net profit in November. The Private Banking division continues to perform well and attracted solid asset inflows in the fourth quarter as of end-November. Credit Suisse has maintained its strong capital base and expects to have a tier 1 ratio of around 13% at year-end. The bank’s deposit base and funding remain very solid.

These results are preliminary and are subject to a number of adjustments, contingencies and review processes.

Compensation for 2008

In light of Credit Suisse’s 2008 performance to date, the Chairman, Group CEO and CEO of the Investment Bank have informed the Board of Directors that it would not be appropriate for them to receive variable compensation for 2008.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 50,000 people. Credit Suisse is comprised of a number of legal entities around the world and is headquartered in Zurich. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in

Media Release
December 4, 2008 Page 4/5

forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•

the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2008 and beyond;

•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

Media Release
December 4, 2008 Page 5/5

Audio webcast and telephone conference for analysts and the media

Date:	Thursday, December 4, 2008
Time:	09:30 CET / 08:30 GMT
Speakers:	Brady W. Dougan, Chief Executive Officer Renato Fassbind, Chief Financial Office The presentations will be held in English.

Audio webcast	www.credit-suisse.com/strategy

Telephone	Switzerland:	+41 44 580 40 01
	Europe:	+44 1452 565 510
	US:	+1 866 389 9771
Reference: ‘Credit Suisse Group Conference Call’ We recommend that you dial in 10-15 minutes before the start of the conference.
Q&A session	You will have the opportunity to ask questions during the telephone conference following the presentations.

Playback

Audio playback available approximately two hours after the event at

www.credit-suisse.com/strategy or by telephone on +41 44 580 34 56 (Switzerland), +44 1452 55 00 00 (Europe) and +1 866 247 4222 (US); Conference ID: 76035579#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: December 04, 2008
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse